SECURITIES AND EXCHANGE COMMISSION

07001580

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2007
WASH, D.C. 156 SEC

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SEC FILE NUMBER
8-66571

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fubon Securities USA, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3452 E. FOOTHILL BLVD., SUITE 100
(No. and Street)

PASADENA (City) CA (State) 91107 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICHARD CHEN (626)243-4638
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HARRY C. LIN, CPA, A PROFESSIONAL CORPORATION
(Name – *if individual, state last, first, middle name*)

17890 CASTLETON ST., SUITE 102 CITY OF INDUSTRY, CA 91748
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PB 3/6

OATH OR AFFIRMATION

I, RICHARD CHEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FUBON SECURITIES USA, LLC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Dennis L. Jones

Notary Public

DENNIS L JONES
Commission # 1550103
Notary Public - California
Los Angeles County
My Comm. Expires Feb 5, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fubon Securities USA LLC
Statement of Financial Condition
December 31, 2006

	Note	Amount
Assets		
Cash and cash equivalent	2	$ 795,524
Deposit with clearing organization		100,000
Receivable from clearing organization	3	28,895
Furniture, equipment and leasehold improvements at cost, net of accumulated depreciation of $30,921	2, 4	56,047
Prepaid expense and other assets		2,736
Security deposit	2, 7	112,202
Total Assets		$ 1,095,404
Liabilities and Member's Interest		
Liabilities		
Payable to clearing organization	3	$ 2,764
Accounts payable and other accrued liabilities		79,584
Total Liabilities		82,348
Commitments and Contingencies	5	
Subordinated Borrowings	7	500,000
Member's Interest		
Member's interest		513,056
Total Liabilities and Member's Interest		$ 1,095,404

The accompanying notes are an integral part of these financial statements

END